UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-7

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CGX ENERGY INC.
(Exact name of Registrant as specified in its charter)

_______________________________
(Translation of Registrant's name into English (if applicable))

Ontario
(Province or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

333 Bay Street, Suite 2400, Toronto, Ontario M5H 2T6, Canada (416) 364-5569
(Address and telephone number of Registrant's principal executive offices)

CT Corporation System, 1015 15th Street N.W., Suite 1000, Washington, DC 20005 (202) 572-3100
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this Registration Statement is declared effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per Security	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares	45,151,419	$1.288232[1]	$58,165,502.80	$6,345.86

(1) Based on the Canadian offering price of Cdn$1.63 converted using the daily exchange rate as published by the Bank of Canada on September 23, 2021 of U.S. $1.00 = Cdn$1.2653

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I-INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.  Home Jurisdiction Document

Rights Offering Circular and Notice of Rights Offering, attached hereto.

Item 2.  Informational Legends

See the Rights Offering Circular, attached hereto.

Item 3.  Incorporation of Certain Information by Reference

None.

Item 4.  List of Documents Filed with the Commission

Rights Offering Circular and Notice of Rights Offering, attached hereto.

PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 5:00 P.M. (TORONTO TIME) ON OCTOBER 28, 2021.

This rights offering circular (this "Circular") is prepared by management. No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this Circular. Any representation to the contrary is an offence.

This is the Circular we referred to in the September 24, 2021 rights offering notice (the "Notice"), which you should have already received. Your rights certificate and relevant forms were enclosed with the Notice. This Circular should be read in conjunction with the Notice and CGX Energy Inc.'s continuous disclosure prior to making an investment decision.

The offer of these securities is being made in all provinces of Canada except Québec and in each state of the United States, except Arizona, Arkansas, California, Minnesota, Ohio and Wisconsin (the "Eligible U.S. Jurisdictions" and collectively, the "Qualified Jurisdictions").

Rights Offering Circular	September 24, 2021

CGX ENERGY INC.

Offering of approximately 45,151,419 Rights to Acquire 45,151,419 Rights Shares
at a Subscription Price of $1.63 per Right Share for aggregate gross proceeds of approximately $73,600,000
(equivalent of approximately USD $58,160,000)

We currently have sufficient working capital to last less than two months. We require 100% of the rights offering to meet our working capital requirements for the next six months without other sources of financing. The rights offering is being undertaken to raise additional working capital and to pay off certain debt as disclosed herein. See "Use of Available Funds".

OFFERING OF RIGHTS TO SUBSCRIBE FOR RIGHTS SHARES AT A PRICE OF $1.63
PER RIGHTS SHARE

References in this Circular to "we", "our", "us" and similar terms are to CGX Energy Inc. ("CGX" or the "Corporation"). References in this Circular to "you", "your" and similar terms are to holders of CGX's Common Shares (as defined below). All amounts herein are presented in Canadian dollars, unless otherwise stated.

SUMMARY OF THE RIGHTS OFFERING

Why are you reading this Circular?

CGX is issuing to the holders (the "Shareholders") of its issued and outstanding common shares (the "Common Shares") of record as at the close of business (Toronto time) on October 1, 2021 (the "Record Date"), and who are resident in the Qualified Jurisdictions, an aggregate of approximately 45,151,419 transferable rights (each, a "Right") to subscribe for an aggregate of 45,151,419 Common Shares (the "Rights Shares") on the terms set forth herein (the "Offering").

This Circular describes details of the Offering including your rights and obligations in respect thereof. This Circular is referred to in the Notice and should be read in conjunction with it.

Enquiries relating to this Offering should be directed to the Corporation as follows: Tralisa Maraj, Chief Financial Officer at tmaraj@cgxenergy.com.

What is being offered?

Based on the 287,588,662 issued and outstanding Common Shares outstanding as of the date hereof, an aggregate of approximately 45,151,419 Rights are expected to be issued by the Corporation to purchase an aggregate of 45,151,419  Rights Shares. The final number of Rights to be issued will depend on the actual number of issued and outstanding Common Shares as of the Record Date, which number will be calculated as 0.157 of a Right for each Common Share outstanding as of the Record Date. Rights will be evidenced by rights certificates in registered form (each, a "Rights Certificate"). Each Shareholder of record who is resident in a Qualified Jurisdictions, as of the Record Date, will receive 0.157 of a Right for every one (1) Common Share held on the Record Date. No fractional rights will be issued.

Who is eligible to receive Rights?

The Rights are being offered only to Shareholders resident in the Qualified Jurisdictions. Shareholders will be presumed to be resident in the place shown on their registered address, unless the contrary is shown to our satisfaction. Neither the Notice nor this Circular is to be construed as an offering of the Rights, nor are the Rights Shares issuable upon exercise of the Rights offered for sale, in any jurisdiction outside of the Qualified Jurisdictions or to Shareholders who are residents in any jurisdictions other than the Qualified Jurisdictions ("Ineligible Shareholders"). Ineligible Shareholders will not be offered Rights. Instead, subject to limited exceptions set out in this Circular, Ineligible Shareholders will be sent a letter advising them that their Rights will be held on their behalf by TSX Trust Company (the "Rights Agent" and "Depositary"), who will hold such Rights as agent for the benefit of all such Ineligible Shareholders.

This Circular covers the offer and sale of the Common Shares issuable upon exercise of the Rights within the United States under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). Notwithstanding registration under the U.S. Securities Act, blue sky laws of certain states (including Arizona, Arkansas, California, Minnesota, Ohio and Wisconsin) may not permit the Corporation to offer Rights and/or Rights Shares in such states, or to certain persons in those states, or may otherwise limit the Corporation's ability to do so, and as a result the Corporation will not treat those states as Qualified Jurisdictions under the Offering.

What does one (1) Right entitle you to receive?

Each Right will entitle the holder thereof to purchase one (1) Rights Share (the "Basic Subscription Privilege") upon payment of the Subscription Price (as defined below) per Rights Share. In the event that a Shareholder exercises the Basic Subscription Privilege in full, the Shareholder is entitled to exercise additional Rights (the "Additional Rights") to subscribe for Rights Shares not otherwise purchased, on a pro rata basis, pursuant to an additional subscription privilege (the "Additional Subscription Privilege"). The number of Additional Rights available will be the difference, if any, between the total number of Rights that were issued pursuant to the Offering and the total number of Rights exercised and paid for pursuant to the Basic Subscription Privilege at the Expiry Time (as defined below) on the Expiry Date (as defined below). See "What is the additional subscription privilege and how can you exercise this privilege?".

What is the subscription price?

A holder of one (1) Right must pay $1.63 (the "Subscription Price") to exercise the Right and purchase one (1) Rights Share. The Subscription Price must be paid in the lawful currency of Canada.

On September 23, 2021, being the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSX Venture Exchange (the "TSX-V") was $1.91.

When does the offer expire?

The offer will expire at 5:00 p.m. (Toronto time) (the "Expiry Time") on October 28, 2021 (the "Expiry Date") after which time the unexercised Rights, if any, will be void and of no value.

The Corporation reserves the right to extend the Expiry Time and Expiry Date, in its sole discretion, subject to obtaining any required regulatory approvals, if the Corporation determines that the timely exercise of the Rights may have been prejudiced due to disruption in postal service.

What are the significant attributes of the Rights issued under the Offering and the securities to be issued upon the exercise of the Rights?

Each Right will entitle the holder thereof to purchase one (1) Rights Share at the Subscription Price. Rights not exercised by the Expiry Time on the Expiry Date will be void and of no value.

A Right does not entitle the holder thereof to any rights whatsoever as a security holder of the Corporation other than the right to subscribe for and purchase a Rights Share on the terms and conditions described herein.

Holders of Common Shares are entitled to receive notice of and attend all meetings of the shareholders of the Corporation and are entitled to one vote in respect of each Common Share held at such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive rateably such dividends, if any, as and when declared by the board of directors of the Corporation at its discretion subject to applicable laws. Upon any liquidation, dissolution or winding-up of the Corporation, the holders of the Common Shares are entitled, subject to the rights of holders of any class of shares ranking senior to or rateably with the Common Shares in respect of any liquidation, dissolution or winding-up of the Corporation, to share rateably in the remaining assets of the Corporation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

As at the date hereof, there are 287,588,662 issued and outstanding Common Shares.

What are the minimum and maximum number or amount of Rights Shares that may be issued under the Offering?

The Offering is not subject to any minimum subscription level. However, the Corporation has obtained a stand-by commitment from Frontera Energy Corporation ("Frontera") to subscribe for a number of Rights that will ensure aggregate gross proceeds from the Offering of approximately $73,600,000 (equivalent of approximately USD $58,160,000). Assuming the exercise of all Rights, a maximum of approximately 45,151,419 Rights Shares will be issued in connection with the Offering (subject to adjustment for rounding and assuming that no additional Common Shares are issued between the date hereof and the Record Date).

Where will the Rights and the securities issuable upon exercise of the Rights be listed for trading?

The Common Shares are, and the Rights Shares issuable upon the exercise of the Rights will be, listed for trading on the TSX-V under the symbol "OYL" and commence trading "ex-rights" on September 29, 2021, being one trading day prior to the Record Date.

The Rights will be listed and trade on the TSX-V under the trading symbol "OYL.RT" until the Expiry Time.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESERVES

This Circular has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Accordingly, the reserves information of the Corporation included or incorporated by reference in the Circular may not be comparable to the reserves information of U.S. companies prepared in accordance with U.S. requirements. Prospective investors should consult their own professional advisors for an understanding of the differences between Canadian and U.S. reserves reporting standards, and how these differences might affect the reserves information incorporated by reference herein. The U.S. Securities and Exchange Commission (the "SEC") generally permits U.S. reporting oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves and production, net of royalties and interests of others. The SEC generally does not permit U.S. companies to disclose net present value of future net revenue from reserves based on forecast prices and costs. Canadian securities laws permit, among other things, the disclosure of production on a gross basis before deducting royalties.

NOTE TO U.S. SHAREHOLDERS

The Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that those requirements are different from those of the United States. Financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition or disposition of the securities described in this Circular may have tax consequences in Canada, the United States, or elsewhere, Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should consult their own tax advisors with respect to such tax considerations.

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Corporation is incorporated under the laws of Ontario, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the experts named in the Circular may be located outside of the United States and that all or a substantial portion of the assets of said persons may be located outside the United States.

NEITHER THE RIGHTS NOR THE COMMON SHARES HAVE BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION AND NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

USE OF AVAILABLE FUNDS

What will our available funds be upon closing of the Offering?

Prior to the Offering, the Corporation will enter into a loan agreement with Frontera pursuant to which Frontera will agree to advance up to US $20,000,000 to CGX on a revolving basis (the "Rights Offering Bridge Loan"). The Rights Offering Bridge Loan will be unsecured and bears interest at a rate of 9.7% per annum until October 31, 2021 and 15% thereafter. The Rights Offering Bridge Loan matures on October 31, 2021 or such later date as agreed to by Frontera, but provides that the acquisition cost of any securities acquired by Frontera pursuant to the exercise of Rights under the Rights Offering, either under the Standby Purchase Agreement (as defined below) or as a holder of Rights, will be satisfied by the reduction of the amounts payable to Frontera under the Rights Offering Bridge Loan. Accordingly, the Rights Offering Bridge Loan is expected to be repaid on the closing of the Offering. Frontera agreed to provide the Rights Offering Bridge Loan to the Corporation in order to help CGX meet its short-term capital requirements.

The Corporation estimates that it will have the following funds available after giving effect to the Offering (which includes the proceeds from the Rights Offering Bridge Loan):

A	Amount to be raised by the Offering	$73,600,000
B	Selling commissions and fees	N/A
C	Estimated offering costs (e.g., legal, accounting, audit)	$400,000
D	Available funds: D = A - (B + C)	$73,200,000

E	Additional sources of funding required	$Nil[1]
F	Working capital deficiency (surplus) as at August 31, 2021	$Nil
G	Total: G = (D + E) - F	$73,200,000

(1) CGX intends to pursue additional financing alternatives by the end of March 2022 in order to obtain the additional funding required to meet its liquidity requirements over the next 12 months. There is no assurance that CGX will be able to raise funds on a timely basis or at all. Absent the additional required funding, CGX would not be able to meet its liquidity requirements. The aggregate proceeds raised by the Offering will support a longer window of working capital if the Corporation elects to defer some of its capital commitments to later periods.

How will we use the available funds?

The references below reflect amounts in Canadian dollars equivalent to the actual US dollar amounts to be paid by CGX. The Canadian dollar equivalent has been determined using the fixed ratio of US$1.00 to $1.2653.

Description of intended use of available funds listed in order of priority
Corentyne Well expenditures	$53,300,000
Demerara Petroleum Agreement expenditure	$400,000
Berbice Petroleum Agreement expenditure	$1,000,000
Berbice Deepwater Port expenditure	$14,100,000
General corporate purposes	$4,400,000
Total(1):	$73,200,000

(1) The amount shown includes the net proceeds from the Offering (which includes the proceeds of the Rights Offering Bridge Loan, which will be used to satisfy the acquisition cost of securities acquired by Frontera pursuant to the exercise of Rights under the Rights Offering, either under the Standby Purchase Agreement or as a holder of Rights) as well as proceeds anticipated to be raised over the next 12 months through additional financing. There is no assurance that CGX will be able to raise additional capital over the next 12 months or that additional financing will be available on terms satisfactory to CGX. The aggregate proceeds raised by the Offering will support a longer window of working capital if the Corporation elects to defer some of its capital commitments to later periods.

The Offering, is expected to provide the funds necessary to meet all of the Corporation's short-term liquidity requirements over the next six months. CGX intends to pursue additional financing alternatives by the end of March 2022 in order to obtain the additional funding required to meet its liquidity requirements over the next 12 months. There is no assurance that CGX will be able to raise funds on a timely basis or at all. Absent the additional required funding, CGX would not be able to meet its liquidity requirements. The aggregate proceeds raised by the Offering will support a longer window of working capital if the Corporation elects to defer some of it capital commitments to later periods.

The Corporation intends to spend the available funds from the Offering as stated above. The Corporation will reallocate funds only for sound business reasons.

Notwithstanding anything stated herein to the contrary, there are material uncertainties that cast significant doubt upon the Corporation's ability to continue as a going concern.

How long will the available funds last?

We expect the Rights Offering will be insufficient to meet our working capital requirements for the next 12 months. The aggregate proceeds raised by the Offering will support a longer window of working capital if the Corporation elects to defer some capital commitments to later periods.

Additionally, CGX plans to pursue additional financing alternatives by the end of March 2022. Management has been able to source funding in the past, and we expect to continue with the ability to attract capital, as needed. However, there is no assurance that we will be able to raise additional financing on a timely basis or at all.

INSIDER PARTICIPATION

Will insiders be participating?

Certain insiders of the Corporation, including certain of Corporation's directors, officers and certain persons controlling over 10% of the Common Shares have indicated their intention to participate in the Offering.

This reflects the intentions of such insiders (as defined in applicable Canadian securities legislation) as of the date hereof to the extent such intentions are reasonably known to the Corporation, however such insiders may alter their intentions before the Expiry Time on the Expiry Date. No assurance can be given that the respective insiders will exercise their Rights to acquire Rights Shares.

As at the date hereof, insiders of the Corporation own or exercise control or direction over, directly or indirectly, 485,498 Common Shares, representing approximately 0.15% of the issued and outstanding Common Shares.  In the event that these insiders purchase 65,880 Rights Shares pursuant to the Basic Subscription Privilege, these insiders would own an aggregate of 485,498 Common Shares. If no other Shareholders were to exercise Rights under the Offering and these insiders exercised their Additional Subscription Privilege, such insiders would own an aggregate of 551,378 Common Shares upon completion of the Offering, representing approximately 0.17% of the Corporation.

Who are the holders of 10% or more of the Common Shares before and after the Offering?

To the knowledge of the directors and officers of the Corporation, as at the date hereof, no person or company beneficially owns, directly or indirectly, or controls or directs more than 10% of any class of voting securities of the Corporation, other than as set out below.

Shareholder	Holdings before the Offering (non-diluted)(1)	Percentage before the Offering	Holdings after the Offering (non- diluted)	Percentage after the Offering
Frontera Energy Corporation	212,392,155	73.85%	257,543,574(2)	77.40%(2)

(1) The Corporation and its directors and officers do not warrant the accuracy of third party share ownership information.

(2) This number assumes that no other Shareholder exercises their Right to purchase Rights Shares under the Offering and does not take into account the exercise of the Warrants (as defined below). Frontera's ownership could increase up to 79.11% if Frontera elects to convert into Common Shares  a $19 million secured convertible loan issued to CGX.

DILUTION

If you do not exercise your Rights, by how much will your security holdings be diluted?

Assuming that all of the Rights are exercised (either pursuant to the Basic Subscription Privilege or the Additional Subscription Privilege), then your percentage ownership of the Common Shares will be diluted by approximately 13.57% upon completion of the Offering.

STAND-BY COMMITMENT

Who is the stand-by guarantor and what are the fees?

Frontera, the Corporation's largest shareholder, has confirmed to the Corporation that it commits to buying all of the Rights Shares not subscribed for by other Shareholders of the Corporation. Pursuant to a standby purchase agreement between Frontera and the Corporation to be entered into prior to the Record Date (the "Standby Purchase Agreement"), Frontera will agree, subject to certain terms, conditions and limitations, to exercise its Basic Subscription Privilege and, in addition thereto, acquire any additional Rights Shares available as a result of any unexercised Rights under the Offering (the "Standby Shares"), such that the Corporation will, subject to the terms of the Standby Purchase Agreement, be guaranteed to issue approximately 45,151,419 Rights Shares in connection with the Offering for aggregate gross proceeds of approximately $73,600,000 (equivalent of approximately USD $58,160,000). Frontera is a "related party" of the Corporation under applicable securities laws as it holds more than 10% of the outstanding Common Shares.

Frontera may terminate the Standby Purchase Agreement in the following circumstances: (a) any material adverse change occurs at any time following execution of the Standby Purchase Agreement; (b) CGX is in material default of its obligations under the Standby Purchase Agreement and fails to remedy such breach within five days of written notice of such breach; (c) any of the conditions in favour of Frontera as set forth in the Standby Purchase Agreement are not satisfied by the closing time of the Offering; (d) CGX fails to satisfy any of the timing requirements set out in the Standby Purchase Agreement; or (e) closing of the Offering has not occurred by October 31, 2021.

In consideration for the stand-by commitment, Frontera shall receive common share purchase warrants (the "Warrants") to purchase 10% of the number of Standby Shares issued to Frontera pursuant to the Standby Purchase Agreement. The exercise price of the Warrants shall be US$1.51 per Common Share, being the US dollar equivalent (using an exchange ratio of US$1.00 to $1.2653) of the closing price of the Common Shares on September 23, 2021, the last trading day prior to the announcement of the terms of this Offering. The Warrants expire five (5) years from the date of issue.

Have we confirmed that the stand-by guarantor has the financial ability to carry out its stand-by commitment?

To the knowledge of the Corporation, after reasonable inquiry, Frontera has the financial ability to carry out its stand-by commitment.

What are the security holdings of the stand-by guarantor before and after the Offering?

Shareholder	Holdings of Common Shares before the Offering (non-diluted)	Percentage before the Offering	Holdings of Common Shares after the Offering if the stand-by guarantor takes up the entire stand-by commitment(1)	Percentage after the Offering if the stand-by guarantor takes up the entire stand-by commitment
Frontera Energy Corp.	212,392,155 Common Shares	73.85%	Up to 257,543,574 Common Shares	Up to 77.40%

(1) Does not include Common Shares issuable pursuant to the Warrants. Also does not take into account Common Shares that may be acquired by Frontera upon the exercise of a $19 million secured convertible loan issued to CGX, which could increase Frontera's ownership up to 79.11% if Frontera elected to convert such loan.

MANAGING DEALER, SOLICITING DEALER AND UNDERWRITING CONFLICTS

Who is the managing or soliciting dealer and what are its fees?

There is no managing dealer or soliciting dealer in respect of the Offering.

HOW TO EXERCISE THE RIGHTS

How does a securityholder that is a registered holder participate in the Offering?

The Notice for the Offering has been sent to Shareholders in the Qualified Jurisdictions. For registered holders of Common Shares, a Rights Certificate representing the number of Rights to which the Shareholder is entitled as of the Record Date has been included with the Notice. In order to exercise the Rights represented by the Rights Certificate, a holder of Rights must complete and deliver the Rights Certificate to the offices of the Depositary by mail or courier to TSX Trust Company, 301-100 Adelaide Street West, Toronto, Ontario M5H 4H1, before the Expiry Time on the Expiry Date in the manner and upon the terms set out in the Rights Certificate and as set out below. The method of delivery is at the discretion and risk of the holder of the Rights Certificate and delivery to the Depositary will only be effective when actually received by the Depositary. If mail is used, registered mail is recommended.

In order to exercise your Rights, you must:

1. Complete and sign Form 1, 2, 3 or 4, as the case may be, on the Rights Certificate. The maximum number of Rights that you may exercise under the Basic Subscription Privilege is shown in the box on the upper right hand corner of the face of the Rights Certificate. By completing the appropriate form appearing on the front of the Rights Certificate, a Rights Certificate holder may: (i) subscribe for Rights Shares (Form 1); (ii) exercise Additional Rights (Form 2); (iii) sell or transfer Rights (Form 3); or (iv) divide or combine the Rights Certificate(s) (Form 4). If you complete Form 1 so as to exercise some but not all of the Rights evidenced by the Rights Certificate, you will be deemed to have waived the unexercised balance of such Rights, unless you otherwise specifically advise the Depositary at the time the Rights Certificate is surrendered to the Depositary.

2. Additional Subscription Privilege. Complete and sign Form 2 on the Rights Certificate only if you also wish to participate in the Additional Subscription Privilege. You must exercise the Basic Subscription Privilege in full to be eligible to exercise the Additional Subscription Privilege. See "What is the Additional Subscription Privilege and how can you exercise this privilege?".

3. Enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of TSX Trust Company. To exercise the Rights, you must pay $1.63 per Rights Share, and you may purchase one Rights Share for every one Common Share you hold. In addition to the amount payable for any Rights Shares you wish to purchase under the Basic Subscription Privilege, you must also pay the amount required for any Rights Shares subscribed for under the Additional Subscription Privilege, if any. Amounts paid in respect of the Additional Subscription Privilege not ultimately used to acquire Rights will be returned to you. See "What is the Additional Subscription Privilege and how can you exercise this privilege?".

4. Delivery. Deliver or mail the completed Rights Certificate (including Form 1 and Form 2) and payment in the enclosed return envelope addressed to the Depositary at the address below so that it is received before the Expiry Time on the Expiry Date. If you are mailing your documents, registered mail is recommended. Please allow sufficient time to avoid late delivery as the payments together with Form 1, Form 2 and any other applicable forms, must be received by the Expiry Time on the Expiry Date.

TSX Trust Company
301 - 100 Adelaide St. West
Toronto, ON M5H 4H1
Attention: Corporate Actions

Rights Certificates will expire and be of no value unless they are returned with a properly completed Form 1, 2, 3 or 4, as the case may be, and received with payment for the Rights Shares subscribed for, at the office of the Depositary before the Expiry Time on the Expiry Date.

The signature of the Rights Certificate holder must correspond in every particular with the name that appears on the face of the Rights Certificate. Signatures by a trustee, executor, administrator, guardian, attorney, officer of a company or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Depositary. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscriptions will be determined by Corporation in its sole discretion, and any determination by the Corporation will be final and binding. All subscriptions are irrevocable. The Corporation reserves the absolute right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Rights Shares pursuant thereto could be deemed unlawful. The Corporation is not and will not be under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice.

Certificates for Rights Shares issued upon exercise of Rights in accordance with the Offering, including Rights Shares purchased through the Additional Subscription Privilege, will be registered in the name of the person to whom the Rights Certificate was issued or to whom the Rights were transferred in accordance with the terms thereof, and mailed to the address of the subscriber for the Common Shares as stated on the Rights Certificate, unless otherwise directed, as soon as practicable after the Expiry Date. Once mailed or delivered in accordance with the instructions of the subscriber, the Corporation assumes no further responsibility for the certificates evidencing the Rights Shares.

How does a security holder that is not a registered holder participate in the Offering?

Shareholders in the Qualified Jurisdictions who hold Common Shares through a securities broker or dealer, bank or trust company or other participant (a "CDS Participant") in the book-based system administered by CDS Clearing and Depository Services Inc. ("CDS"), will be issued their respective Rights as of the Record Date to CDS and will be deposited with CDS following the Record Date.

If you are a beneficial holder of Common Shares in the Qualified Jurisdictions, in order to exercise your Rights, you must:

1. Instruct the CDS Participant to exercise, purchase or transfer all or a specified number of such Rights, and forward to such CDS Participant, the aggregate Subscription Price for the Rights Shares you wish to subscribe for in accordance with the terms of the Offering. It is anticipated by the Corporation that each purchaser of Rights Shares will receive a customer confirmation of issuance or purchase, as applicable, from the CDS Participant through which such Rights Shares are issued or purchased in accordance with the practices and policies of such CDS Participant; and

2. You may subscribe for additional Rights Shares pursuant to the Additional Subscription Privilege by instructing such CDS Participant to exercise the Additional Subscription Privilege in respect of the number of additional Rights Shares you wish to subscribe for, and forwarding to such CDS Participant the aggregate Subscription Price for such additional Rights Shares requested. Any excess funds will be returned by mail or credited to the applicable CDS Participant for the account of the beneficial holder without interest or deduction.

Subscriptions for Rights Shares made through a CDS Participant will be irrevocable and Shareholders will be unable to withdraw their subscriptions for Rights Shares once submitted. CDS Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time on the Expiry Date.

Only registered Shareholders will be provided with Rights Certificates. For all non-registered, beneficial Shareholders who hold their Common Shares through a CDS Participant in the book-based systems administered by CDS, the total number of Rights to which all such beneficial Shareholders as at the Record Date are entitled will be issued to and deposited with CDS following the Record Date.. The Corporation expects that each beneficial Shareholder will receive a confirmation of the number of Rights issued to it from its CDS Participant in accordance with the practices and procedures of that CDS Participant. CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants holding Rights.

Beneficial Shareholders in the Qualified Jurisdictions may also accept the Offering in the Qualified Jurisdictions by following the procedures for book-based transfer, provided that a confirmation of the book-based transfer of their Rights through CDS on-line tendering system into the Corporation's account at CDS, is received by the Corporation prior to the Expiry Time on the Expiry Date. The Corporation has established an account at CDS for the purpose of the Offering. Any financial institution that is a participant in CDS may cause CDS to make a book-based transfer of a holder's Rights into the Corporation's account in accordance with CDS procedures for such transfer. Delivery of Rights using the CDS book-based transfer system will constitute a valid tender under the Offering.

The Corporation will not have any liability for: (i) the records maintained by CDS or CDS Participants relating to the Rights or the book-entry accounts maintained by them; (ii) maintaining, supervising or reviewing any records relating to such Rights; or (iii) any advice or representations made or given by CDS or CDS Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or their CDS Participants.

Can I combine, exchange or divide my Rights Certificate?

Rights Certificates may be combined, divided or exchanged by delivering such Rights Certificates, accompanied by appropriate instructions or a completed Form 4 on the Rights Certificate, to the Rights Agent as set out above. Rights Certificates must be surrendered for division, combination or exchange by such date as will permit new Rights Certificates to be issued and used by the holder thereof prior to the Expiry Time on the Expiry Date.

Who is eligible to receive Rights?

The Rights are being offered to Shareholders resident in the Qualified Jurisdictions. Shareholders will be presumed to be resident in the place of their registered address, unless the contrary is shown to the satisfaction of the Corporation. This Circular is not to be construed as an offering of the Rights, or the Rights Shares issuable upon exercise of the Rights, for sale in any jurisdiction outside of the Qualified Jurisdictions (the "Non-Participating Jurisdictions"), or to Ineligible Shareholders. The Corporation will not accept subscriptions from any Shareholder or from any transferee of Rights who is or appears to be, or who the Corporation has reason to believe is, resident in a Non-Participating Jurisdiction. This Circular will not be delivered to any Ineligible Shareholders unless such Ineligible Shareholder satisfies the Corporation that it is an Approved Ineligible Shareholder (as defined below). Rights delivered to brokers, dealers or other intermediaries may not be delivered by those intermediaries to beneficial Shareholders who are resident in Non-Participating Jurisdictions.

An Ineligible Shareholder that satisfies the Corporation, in its sole discretion, that such offering to and subscription by such Shareholder or transferee is lawful and in compliance with all applicable securities and other laws where such Shareholder or transferee is resident (such Shareholder is referred to herein as an "Approved Ineligible Shareholder") may have its Rights Certificates issued and forwarded by the Rights Agent upon direction from the Corporation.

The Rights Agent will hold the Rights of Ineligible Shareholders until October 18, 2021. Ineligible Shareholders must satisfy the Corporation as to their eligibility to participate in the Offering on or before October 18, 2021 to claim the Rights Certificate. The Rights Certificate, and any Rights Shares that may be issued upon the exercise of the Rights, may be endorsed with restrictive legends according to applicable securities laws.

Ineligible Shareholders will be sent the Notice, for information purposes only, together with a letter advising them that their Rights Certificates will be held by the Rights Agent (except in the case of an Approved Ineligible Shareholder as set out above) and that the Rights Certificates will be issued to and held on their behalf by the Depositary until 5:00 p.m. (Toronto Time) October 18, 2021, after which time and prior to the Expiry Time, the Depositary shall attempt to sell the Rights of such Ineligible Shareholders represented by Rights Certificates in the possession of the Depositary on such date(s) and at such price(s) as the Depositary determines in its sole discretion.

A registered Ineligible Shareholder whose address of record is outside the Qualified Jurisdictions but who holds Common Shares on behalf of a holder who is eligible to participate in the Offering must notify the Corporation, in writing, on or before the tenth day prior to the Expiry Time on the Expiry Date if such beneficial holder wishes to participate in the Offering.

No charge will be made for the sale of Rights by the Depositary except for a proportionate share of any brokerage commissions incurred by the Depositary and costs incurred by the Depositary in connection with the sale of the Rights. Ineligible Shareholders will not be entitled to instruct the Depositary in respect of the price or the time at which the Rights are to be sold. The Depositary will endeavour to effect sales of Rights on the open market and any proceeds received by the Depositary with respect to the sale of Rights, net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such Ineligible Shareholders and delivered by mailing cheques (in Canadian funds) of the Depositary therefor as soon as practicable to such Ineligible Shareholders. Amounts of less than $10.00 will not be remitted. The Depositary will act in its capacity as agent of the Ineligible Shareholder on a best efforts basis only and we and the Depositary do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any Ineligible Shareholder. Neither we nor the Depositary will be subject to any liability for the failure to sell any Rights of Ineligible Shareholders or as a result of the sale of any Rights at a particular price or on a particular day. There is a risk that the proceeds received from the sale of Rights will not exceed the costs incurred by the Depositary in connection with the sale of such Rights and, if applicable, the Canadian tax required to be withheld. In such event, no proceeds will be remitted.

Holders of Rights who are not resident in Canada should be aware that the purchase and sale of Rights or Rights Shares may have tax consequences in the jurisdiction where they reside, which are not described herein. Accordingly, such holders should consult their own tax advisors about the specific tax consequences in the jurisdiction where they reside or acquiring, holding, and disposing of Rights or Common Shares.

What is the Additional Subscription Privilege and how can you exercise this privilege?

A holder of a Rights Certificate who is not an Ineligible Shareholder and who has exercised all the Rights evidenced by such Rights Certificate may exercise Additional Rights, if available, at a price equal to the Subscription Price. The number of Additional Rights available will be the difference, if any, between the total number of Rights that were issued pursuant to the Offering and the total number of Rights validly exercised and paid for pursuant to the Basic Subscription Privilege at the Expiry Time on the Expiry Date. Subscriptions for the exercise of Additional Rights will be received subject to allotment only and the number of Additional Rights, if any, that may be allotted to each subscriber will be equal to the lesser of; (i) the number of Additional Rights that such subscriber has exercised under the Additional Subscription Privilege; and (ii) the product (disregarding fractions, if any) obtained by multiplying the number of Additional Rights available to be issued by a fraction, the numerator of which is the number of Rights previously exercised by the subscriber pursuant to the Basic Subscription Privilege and the denominator of which is the aggregate number of Rights previously exercised pursuant to the Basic Subscription Privilege by all holders of Rights who have exercised and paid for Additional Rights. If any Rights holder has exercised fewer Additional Rights than such Rights holder's pro rata allotment of Additional Rights, the excess Additional Rights will be allotted in a similar manner among the Rights holders who were allotted fewer Additional Rights than they exercised.

To exercise Additional Rights under the Additional Subscription Privilege:

  a registered holder must: (i) complete Form 2 of the Rights Certificate, and (ii) deliver the Rights Certificate, together with payment for those Additional Rights, to the Depositary at or before the Expiry Time on the Expiry Date as provided above; and

  a beneficial holder must deliver payment and instructions to the CDS Participant sufficiently in advance of the Expiry Time on the Expiry Date to allow the CDS Participant to properly exercise the Additional Subscription Privilege, in each case in accordance with your instructions to the CDS Participant.

If payment for all additional Rights Shares subscribed for pursuant to the Additional Subscription Privilege does not accompany the subscription, the over-subscription will be invalid.

If the Offering is fully subscribed, then the funds included for any over-subscriptions will be returned by the Corporation to the relevant Shareholders. If the Offering is not fully subscribed, certificates representing Rights Shares due to Shareholders as a result of over-subscriptions will be delivered by the Corporation as soon as practicable, together with the certificates representing Rights Shares due to those Shareholders pursuant to their subscriptions in accordance with the Basic Subscription Privilege. In addition, the Corporation will return to any over-subscribing Shareholder within 30 calendar days of the Expiry Date any excess funds paid in respect of an over-subscription for Rights Shares where the number of additional Rights Shares available to that Shareholder is less than the number of Additional Rights exercised. No interest will be payable by the Corporation in respect of any excess funds returned to Shareholders.

How does a Rights holder sell or transfer Rights?

The Rights will trade on the TSX-V under the trading symbol "OYL.RT" until the Expiry Time on the Expiry Date. Holders of Rights Certificates not wishing to exercise their Rights may sell or transfer them directly or through their securities broker or dealer at the holder's expense, subject to any applicable resale restrictions. Rights Certificates will not be registered in the name of an Ineligible Shareholder. Holders of Rights Certificates may elect to exercise only a part of their Rights and dispose of the remainder, or dispose of all of their Rights. Any commission or other fee payable in connection with the exercise or any trade of Rights (other than the fee for services to be performed by the Depositary as described herein) is the responsibility of the holder of such Rights. Depending on the number of Rights a holder may wish to sell, the commission payable in connection with a sale of Rights could exceed the proceeds received from such sale.

If you wish to transfer your Rights, as a registered holder, you must: (i) complete Form 3 of the Rights Certificate and have the signature guaranteed by an "eligible institution" to the satisfaction of the Depositary, and (ii) deliver the Rights Certificate to the transferee. "Eligible institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP) or a member of the Stock Exchange Medallion Program (SEMP). Members of these programs are usually members of a recognized stock exchange in Canada or members of the Investment Industry Regulatory Organization of Canada. It is not necessary for a transferee to obtain a new Rights Certificate to exercise the rights or the Additional Subscription Privilege, but the signature of the transferee on Forms 1 and 2 of the Rights Certificate must correspond in every particular with the name of the transferee shown on Form 3 of the Rights Certificate. If Form 3 of the Rights Certificate is properly completed, the Corporation and the Depositary will treat the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary. A Rights Certificate so completed should be delivered to the appropriate person in ample time for the transferee to use it before the expiration of the Rights.

If you are a beneficial holder, you must arrange for the transfer of Rights through the CDS Participant.

When can you trade the Rights Shares issuable upon the exercise of your Rights?

All Rights Shares issuable on exercise of the Rights will be listed and posted for trading on the TSX-V under the symbol "OYL" as soon as practicable after closing of the Offering.

Are there restrictions on the resale of Rights and Rights Shares?

Except for the Rights being issued hereunder and the Rights Shares issuable upon exercise of the Rights (collectively, the "Securities") distributed to Shareholders in the Eligible U.S. Jurisdictions, the Securities are being distributed by the Corporation in the Qualified Jurisdictions pursuant to exemptions from the registration and prospectus requirements under securities legislation in the Qualified Jurisdictions. Resale of the Securities may be subject to restrictions pursuant to applicable securities legislation then in force. Set out below is a general summary of the restrictions governing first trades in the Rights Shares in the Qualified Jurisdictions. Additional restrictions may apply to "insiders" of the Corporation and holders of the Common Shares who are "control persons" or the equivalent or who are deemed to be part of what is commonly referred to as a "control block" in respect of the Corporation for purposes of securities legislation. Each holder of Rights is urged to consult his or her professional advisors to determine the exact conditions and restrictions applicable to trades of the Common Shares.

Generally, the first trade of any of the Securities will be exempt from the prospectus requirements of securities legislation in the Qualified Jurisdictions and such Securities may be resold without hold period restrictions if: (i) the Corporation is and has been a "reporting issuer" in a jurisdiction of Canada for the four months immediately preceding the trade; (ii) the trade is not a "control distribution" as defined in applicable securities legislation; (iii) no unusual effort is made to prepare the market or to create a demand for the Securities; (iv) no extraordinary commission or other consideration is paid in respect of such trade; and (v) if the seller is an insider or officer of the Corporation, the seller has no reasonable grounds to believe that the Corporation is in default of applicable securities legislation.

If such conditions have not been met, then the Securities may not be resold except pursuant to a prospectus or prospectus exemption, which may only be available in limited circumstances. As at the date hereof the Corporation has been a reporting issuer for more than four months in each of the following provinces of Canada: British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

The Corporation has filed with the SEC in the United States a Registration Statement on Form F-7 under the U.S. Securities Act so that the Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions. However, the Rights are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act and may not be transferred to any person within the United States. Holders of Common Shares in the United States who receive Rights may transfer or resell them only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act and subject to resale restrictions imposed by Canadian securities laws and regulations.

The foregoing is a summary only and is not intended to be exhaustive. Holders of Rights should consult with their advisors concerning restrictions on resale, and should not resell their Securities until they have determined that any such resale is in compliance with the requirements of applicable legislation.

Will the Corporation issue fractional underlying Rights Shares upon exercise of the Rights?

The Corporation will not issue fractional Rights Shares upon the exercise of Rights. Where the issuance of Rights would otherwise entitle the holder of Rights to fractional Rights Shares, the holder's entitlement will be reduced to the next lowest whole number of Rights Shares, with no additional compensation.

APPOINTMENT OF DEPOSITARY

Who is the depositary?

TSX Trust Company has been appointed to act as the Rights Agent and the Depositary and for the Offering and to: (i) receive subscriptions and payments from Rights holders for the Rights Shares subscribed for under the Basic Subscription Privilege and, if applicable, the Additional Subscription Privilege and (ii) perform the services relating to the exercise and transfer of the Rights, including the issuance of the Rights Shares.

The Corporation will pay for all such services of the Rights Agent and Depositary. The Rights Agent and Depositary will accept subscriptions for Rights Shares and payment of the Subscription Price from Rights holders by mail or courier to the office of the Rights Agent and Depositary:

TSX Trust Company
301-100 Adelaide Street West
Toronto, Ontario M5H 4H1
Attention: Corporate Actions

Enquiries relating to the Offering should be addressed to the Rights Agent and Depositary by telephone at 1-866-600-5869 (toll free within North America) or (416) 342-1091 (outside of North America)  or by sending an email to tmxeinvestorservices@tmx.com.

The method of delivery of Rights Certificates and funds to the Depositary is at the discretion of the Rights holder. Neither the Depositary nor the Corporation will be liable for the failure to deliver or the delivery of Rights Certificates or funds to an address other than the address set out above. Delivery to an address other than the address set out above may result in a subscription for Rights Shares or a transfer of Rights not being accepted. If mail is used, registered mail is recommended.

What happens if the Corporation does not proceed with the Offering or if the Corporation does not receive funds from the stand-by guarantor?

The Depositary will hold all funds received in payment for Rights Shares subscribed for on exercise of Rights in a segregated account pending completion of the Offering. If the Offering is not fully subscribed, such funds will be returned (without interest) to the applicable subscriber or CDS Participants.

RISKS AND UNCERTAINTIES

The business of the Corporation consists of oil and gas exploration in Guyana, South America. There are a number of inherent risks associated with oil and gas exploration and development, as well as local, national and international economic and political conditions that may affect the success of CGX which are beyond CGX's control, particularly since its operations are located in a foreign country. Many of these factors involve a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. CGX's interests are held by way of participating interests in petroleum prospecting licenses governed by petroleum agreements. The operations, exploration and development of the Corporation's interests require licenses from governmental authorities in Guyana and the process for obtaining and renewing licenses from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs or failure to obtain or renew such licenses could delay or prevent the development of the Corporation's interests or impede the operations, which could adversely impact the Corporation's operations, profitability, prospects and financial results. The Corporation may be unable, on a timely basis, to obtain, renew or maintain in the future all necessary licenses that may be required to explore and develop its interests under exploration or development or to maintain continued operations that economically justify the cost. Delays in obtaining or failure to obtain, renew, or retain licenses may adversely affect the Corporation's prospects and operations, including its ability to explore or develop its interests, commence production or continue operations. The reasons for any such failure or delay could be beyond the control of the Corporation, including possibly as a result of the actions or omissions of other parties having an interest in the Petroleum Prospecting Licenses. Please refer to the section entitled "Risk and Uncertainties" in the Corporation's annual MD&A for the financial year ended December 31, 2020, available on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Where can you find more information about the Corporation?

Further information regarding the Corporation, its activities and its financial results, including copies of the financial statements and other continuous disclosure documents filed by the Corporation with applicable Canadian securities regulatory authorities, may be obtained under the Corporation's profile on SEDAR at www.sedar.com. Further information regarding the Corporation may also be found at the corporate website of CGX at www.cgxenergy.ca.

FORWARD-LOOKING STATEMENTS

This Circular contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements") that relate to the Corporation's current expectations and view of future events. The forward-looking statements are contained principally in the sections titled "What will our available funds be upon closing of the Offering?", "How will we use the available funds?" and "How long will the available funds last?"

In some cases, these forward-looking statements can be identified by words or phrases such as "may", "could", "will", "expect", "anticipate", "intend", "plan", "believe", "estimate" or "project". The Corporation has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to: (i) the funds to be raised under the Offering; (ii) estimated costs of the Offering; (iii) available funds to the Corporation after expenses of the Offering; (iv) additional sources of required funding for the Corporation; (v) the use of the funds raised under the Offering; (vi) the Corporation's estimate of how long the funds raised in the Offering will last from the Expiry Date; (vii) the intention and commitment of insiders to exercise their Rights; (viii) estimated G&A requirements; (ix) the anticipated dilution to Shareholders who do not participate in the Offering and (x) the Corporation's ability as a going concern.

The forward-looking statements are based on a number of key expectations and assumptions made by the Corporation's management relating to the Corporation including, but not limited to: (i) the estimated costs of the Offering; (ii) the estimated amount of funds raised under the Offering; (iii) the operating expenses of the Corporation following the Expiry Date; and (iv) Frontera complying with its obligations under the Standby Purchase Agreement and the conditions to funding thereafter being met, satisfied or waived. These assumptions are subject to risks and uncertainties.

Although the Corporation believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. Forward-looking statements are not guarantees of future performance and accordingly, Shareholders shall not place undue reliance on such statements in light of their inherent uncertainty and assumptions, and the risks as set out above, and assumptions. Whether actual results, performance or achievements will conform to the Corporation's expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, which include: (i) the uncertainty associated with estimating actual costs incurred in the Offering; (ii) the actual amount of funds raised under the Offering; (iii) the actual operating expenses of the Corporation for the 12-month period following the Expiry Date; (iv) delays in obtaining or failure to obtain required approvals to complete the Offering and the stand-by commitment; and (v) other risks related to the Corporation's business. These risks, uncertainties, assumptions and other factors could cause the Corporation's actual results, performance, achievements and experience to differ materially from the Corporation's expectations, future results, performances or achievements expressed or implied by the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Corporation. In light of the significant risks and uncertainties in the forward-looking statements, Shareholders should not place undue reliance on or regard these statements as a representation or warranty by the Corporation or any other person that the Corporation will achieve its objectives, strategies and plans in any specified time frame, if at all.

The forward-looking statements made in this Circular relate only to events or information as of the date on which the statements are made in this Circular and is subject to change. Except as required by law, the Corporation undertakes no obligation to update or revise publicly or otherwise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. A Shareholder should read this Circular with the understanding that the Corporation's actual future results may be materially different from what it expects. Future-oriented financial information in this Circular relates to the Corporation's view of future events and is not appropriate to use for other purposes.

MATERIAL FACTS AND MATERIAL CHANGES

There is no material fact or material change about the Corporation that has not been generally disclosed.

RIGHTS OFFERING NOTICE
Filed pursuant to National Instrument 45-106 Prospectus Exemptions

CGX ENERGY INC.

Notice to security holders - September 24, 2021

The purpose of this notice is to advise holders of the outstanding common shares (the "Common Shares") of CGX Energy Inc. ("CGX" or the "Corporation") of a proposed offering of rights of the Corporation.

References in this notice to "we", "our", "us" and similar terms mean to the Corporation. References in this notice to "you", "your" and similar terms mean to shareholders of the Corporation. All amounts herein are presented in Canadian dollars, unless otherwise stated.

We currently have sufficient working capital to last less than two months. We require 100% of the rights offering to meet our working capital requirements for the next six months without other sources of financing. The rights offering is being undertaken to raise additional working capital and to pay off certain debt as disclosed in the Rights Offering Circular (as defined below).

Who can participate in the Offering?

The Corporation is issuing to the holders of Common Shares (the "Shareholders") of record at the close of business (Toronto time) on October 1, 2021 (the "Record Date") an aggregate of approximately 45,151,419 transferable rights (each, a "Right") to subscribe for an aggregate of 45,151,419 Common Shares (the "Rights Shares") on the terms set forth herein (the "Offering") and as more particularly described in the Corporation's rights offering circular dated September 24, 2021 (the "Rights Offering Circular").

Who is eligible to receive Rights?

The Offering is being made to Shareholders in all provinces of Canada except Québec and in each state of the United States other than in the states of Arizona, Arkansas, California, Minnesota, Ohio and Wisconsin (the "Qualified Jurisdictions"). The offer of the Rights is being made only to Shareholders resident in the Qualified Jurisdictions. Shareholders will be presumed to be resident in the place shown on their registered address, unless the contrary is shown to our satisfaction. This notice is not to be construed as an offering of Rights, nor are the Rights Shares issuable upon exercise of the Rights, in any jurisdiction outside of the Qualified Jurisdictions or to Shareholders who are residents of any jurisdiction other than the Qualified Jurisdictions ("Ineligible Shareholders"). Instead, Ineligible Shareholders will be sent a letter advising them that their Rights will be held on their behalf by TSX Trust Company (the "Depositary"), who will hold such Rights as agent for the benefit of all such Ineligible Shareholders.

How many Rights is CGX offering?

Based on the 287,588,662 issued and outstanding Common Shares outstanding as of the date hereof, an aggregate of approximately 45,151,419 Rights are expected to be issued by the Corporation to purchase an aggregate of 45,151,419  Rights Shares. The final number of Rights to be issued will depend on the actual number of issued and outstanding Common Shares as of the Record Date, which number will be calculated as 0.157 of a Right for each Common Share outstanding as of the Record Date.

How many Rights will you receive?

A Shareholder will receive 0.157 of a Right for each Common Share owned by the Shareholder as at the Record Date. No fractional rights will be issued.

What does one (1) Right entitle you to receive?

Each Right will entitle the holder thereof to purchase one (1) Rights Share (the "Basic Subscription Privilege") upon payment of a subscription price of $1.63 (the "Subscription Price") per Rights Share until the Expiry Time (as defined below) on the Expiry Date (as defined below).

Rights holders who exercise their Rights in full pursuant to the Basic Subscription Privilege are entitled to exercise additional Rights (the "Additional Rights") not otherwise purchased, on a pro rata basis, pursuant to an additional subscription privilege (the "Additional Subscription Privilege"). The number of Additional Rights available will be the difference, if any, between the total number of Rights that are issued pursuant to the Offering and the total number of Rights exercised and paid for pursuant to the Basic Subscription Privilege at the Expiry Time on the Expiry Date.

Subscriptions for the exercise of Additional Rights will be received subject to allotment only and the number of Additional Rights, if any, that may be allotted to each subscriber will be equal to the lesser of; (i) the number of Additional Rights that such subscriber has exercised under the Additional Subscription Privilege; and (ii) the product (disregarding fractions, if any) obtained by multiplying the number of Additional Rights available to be issued by a fraction, the numerator of which is the number of Rights previously exercised by the subscriber pursuant to the Basic Subscription Privilege and the denominator of which is the aggregate number of Rights previously exercised pursuant to the Basic Subscription Privilege by all holders of Rights who have exercised and paid for Additional Rights. If any Rights holder has exercised fewer Additional Rights than such Rights holder's pro rata allotment of Additional Rights, the excess Additional Rights will be allotted in a similar manner among the Rights holders who were allotted fewer Additional Rights than they exercised.

Shareholders who exercise their Rights must enclose payment in full for all Rights subscribed for (including any subscription pursuant to the Additional Subscription Privilege) in Canadian funds by certified cheque, bank draft or money order payable to the order of TSX Trust Company.

How will you receive your Rights?

If you are a registered Shareholder (a "Registered Holder"), a rights certificate ("Rights Certificate") evidencing the Rights to which you are entitled has been delivered with this Notice. Please review the Rights Certificate and the Rights Offering Circular for instructions as to how to exercise your Rights.

If you are a beneficial Shareholder (a "Beneficial Holder") whose Common Shares are held through a securities broker or dealer, bank or trust company or other participant (a "CDS Participant") in the book-based system administered by CDS Clearing and Depository Services Inc. ("CDS"), you will not receive a Rights Certificate. The total number of Rights to which all Beneficial Holders as at the Record Date are entitled will be issued to and deposited with CDS following the Record Date. Please review the Rights Offering Circular and contact your CDS Participant for instructions as to how to exercise your Rights.

When and how can you exercise your Rights?

If you are a Registered Holder, the period to exercise the Rights expires at 5:00 p.m. (Toronto time) (the "Expiry Time") on October 28, 2021 (the "Expiry Date").

If you are a Beneficial Holder, you may subscribe for Rights Shares by instructing the CDS Participant holding your Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Rights Share subscribed for to such CDS Participant in accordance with the terms of the Offering. If you wish to exercise the Additional Subscription Privilege, if available, you must exercise the Basic Subscription Privilege in respect of all of the Rights issued to you and forward your request to the CDS Participant that holds your Rights prior to the Expiry Time, along with payment for the number of Additional Rights requested. Any excess funds will be returned by mail or credited to your account with your CDS Participant without interest or deduction. Subscriptions for Rights Shares made through a CDS Participant will be irrevocable and you will be unable to withdraw your subscriptions for Rights Shares once submitted. CDS Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time on the Expiry Date.

Only Registered Holders will be provided with Rights Certificates. For all Beneficial Holders, the total number of Rights to which all such Beneficial Holders as at the Record Date are entitled will be issued to and deposited with CDS following the Record Date. The Corporation expects that each Beneficial Holder will receive a confirmation of the number of Rights issued to it from its CDS Participant in accordance with the practices and procedures of that CDS Participant. CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants holding Rights.

Beneficial Holders must arrange for exercises, purchases or transfers of Rights through their CDS Participant and should contact their CDS Participant to instruct them accordingly. It is anticipated by the Corporation that each purchaser of Rights Shares will receive a customer confirmation of issuance or purchase, as applicable, from the CDS Participant through which such Rights Shares are issued or purchased in accordance with the practices and policies of such CDS Participant.

What are the next steps?

This document contains key information you should know about CGX. You can find more details in CGX's Rights Offering Circular. To obtain a copy, visit CGX's profile on the SEDAR website (www.sedar.com), visit CGX's website (www.cgxenergy.ca), ask your dealer representative for a copy or contact Tralisa Maraj of the Corporation at (416) 364-5569. You should read the Rights Offering Circular, along with CGX's continuous disclosure record, to make an informed decision.

CGX Energy Inc.

Per: "Tralisa Maraj"

Tralisa Maraj

Chief Financial Officer

September 24, 2021

PART II-INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS EXHIBIT INDEX

Exhibit	Description

99.1	Consolidated Financial Statements for the years ended December 31, 2020 and 2019

99.2	Management's Discussion and Analysis of Financial Condition and Results of Operation for the three month period and year ended December 31, 2020

99.3	Annual Information Form for the year ended December 31, 2020 dated May 5, 2021

99.4	Unaudited Condensed Interim Consolidated Financial Statements for the three month periods ended March 31, 2021 and 2020

99.5	Interim MD&A - Quarterly Highlights for the three month period ended March 31, 2021

99.6	Notice of Meeting and Management Proxy Circular dated May 18, 2021 for Annual and Special Meeting of Shareholders to be held on June 30, 2021

99.7	Material Change Report dated May 28, 2021

99.8	Unaudited Condensed Interim Consolidated Financial Statements for the three and six month periods ended June 30, 2021 and 2020

99.9	Interim MD&A - Quarterly Highlights for the three and six month periods ended June 30, 2021

99.10	News Release dated September 24, 2021

99.11	Consent of McGovern Hurley LLP

99.12	Consent of McDaniel and Associates Consultants Ltd.

99.13	Power of Attorney

PART III-CONSENT TO SERVICE OF PROCESS

Not applicable.

SIGNATURES

Pursuant to the requirements of the United States Securities Act of 1933, as amended (the "Securities Act"), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Country of Canada, on September 24, 2021.

CGX ENERGY INC.

By:
/s/ Suresh Narine
Suresh Narine
Executive Chairman, acting in the capacity of Chief Executive Officer

 POWER OF ATTORNEY

 The Registrant and each person whose signature appears below constitutes and appoints Suresh Narine as attorney-in-fact with full power of substitution to execute in the name and on behalf of the issuer and each such person, individually, and in each capacity stated below, one or more amendments (including post-effective amendments) to the registration statement as the attorney-in-fact acting in the premises deems appropriate and to file any such amendment to the registration statement with the SEC.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Suresh Narine	Executive Chairman and Executive Director (Guyana), acting in the capacity of Chief Executive Officer (principal executive officer)	September 24, 2021
Suresh Narine
	Director	September 24, 2021
Gabriel de Alba
/s/ Dennis Mills	Director	September 24, 2021
Dennis Mills
/s/ Tralisa Maraj	Chief Financial Officer and Corporate Secretary (principal financial officer)	September 24, 2021
Tralisa Maraj
	Director	September 24, 2021
Veronique Giry

/s/ Mark Zoback	Director	September 24, 2021
Mark Zoback
/s/ Hermann Tribukait	Director	September 24, 2021
Hermann Tribukait

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of CGX Energy Inc. in the United States in the state of Texas in the city of Houston on September 24, 2021.

/s/ Tralisa Maraj

Name: Tralisa Maraj
Title: Chief Financial Officer